Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1188 West Georgia Street

Vancouver, British Columbia V6E 4A2

2.	Date of Material Change:

The material change described in this report occurred on May 6, 2026.

3.	News Release:

On May 6, 2026, Gold Royalty Corp. (the “Company”) issued a news release through the facilities of Canada Newswire, a copy of which has been filed on SEDAR+.

4.	Summary of Material Change:

The Company announced changes to its executive management, including the appointment of John Griffith to the additional role of President and, effective July 1, 2026, the expansion of Jackie Przybylowski’s role to Vice President, Capital Markets and Sustainability, replacing Katherine Arblaster.

5.	Full Description of Material Change:

On May 6, 2026, the Company announced that John Griffith, Chief Development Officer, has been appointed to the additional role of President of the Company. David Garofalo continues as Chairman and Chief Executive office of the Company.

Effective July 1, 2026, Jackie Przybylowski, Vice President, Capital Markets, will assume additional responsibilities for the Company’s sustainability initiatives and will hold the title of Vice President, Capital Markets and Sustainability.

On such date, Katherine Arblaster, Vice President, Sustainability, is stepping down from such position to pursue other roles.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Andrew Gubbels

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

May 7, 2026